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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*

                           FlashNet Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                            Common Stock, no par value
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                   338527 10 4
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                     M. Scott Leslie, 3001 Main, Suite 100,
                    Fort Worth, Texas 76137  (817) 759-4851
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 14, 1999
           --------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                     ---------------------
CUSIP No. 338527 10 4             SCHEDULE 13D            Page  1  of  4  Pages
---------------------                                     ---------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     John B. Kleinheinz
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not Applicable -- see Item 3
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
                              (7) Sole Voting
                                    Power             814,879
                             --------------------------------------------------
Number of Shares              (8) Shared Voting
 Beneficially Owned                 Power                   0
 by Each Reporting           --------------------------------------------------
 Person With                  (9) Sole Dispositive
                                    Power             814,879
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                   0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     814,879
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                             3001 Meacham Blvd. Suite 100
                               Fort Worth, Texas 76137


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  NAME:

              John B. Kleinheinz

         (b)  BUSINESS ADDRESS:

              201 Main Street, Suite 2001, Fort Worth, Texas 76102

         (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS WHERE EMPLOYMENT OCCURS:

              Mr. Kleinheinz is the President of Kleinheinz Capital Partners, Inc., located at 201 Main Street, Suite 2001, Fort Worth,
              Texas 76102.

              Mr. Kleinheinz is also a director of FlashNet, located at 3001 Meacham, Suite 100, Fort Worth, Texas 76137.

         (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

              Mr. Kleinheinz has not been convicted in a criminal proceeding during the previous five years. Mr. Kleinheinz has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

         (e)  CITIZENSHIP:

              Mr. Kleinheinz is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A total of 103,937 shares of FlashNet Common Stock was distributed to Mr. Kleinheinz by ISP Investors, L.P. on September 14, 1999.
         Shares were distributed on such date to the partners of ISP Investors, L.P. in proportion to their partnership interest.


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ITEM 4.  PURPOSE OF TRANSACTION.

         On September 14, 1999, ISP Investors, L.P. distributed all shares of FlashNet common stock owned by it to its partners, including Mr. Kleinheinz. As part of the distribution, ISP Investors, L.P. distributed 103,937 shares to Mr. Kleinheinz.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Kleinheinz is the beneficial owner of 814,879 shares of FlashNet's Common Stock (or approximately 5.7% of its outstanding shares). Mr. Kleinheinz has the sole power to vote and dispose of all these shares.

         Mr. Kleinheinz is the sole director, officer and shareholder of Kleinheinz Capital Partners, Inc., which holds 16,664 shares of FlashNet's Common Stock. Mr. Kleinheinz holds the sole power to vote and dispose of all these shares as director and primary officer. He disclaims beneficial ownership of the 16,664 shares of FlashNet's Common Stock owned by Kleinheinz Capital Partners, Inc., except to the extent of his pecuniary interest in them arising from his ownership interest as director, officer, and shareholder of Kleinheinz Capital Partners, Inc.

         Mr. Kleinheinz is the sole director, officer and shareholder of Kleinheinz Capital Partners LDC, the general partner of Global Undervalued Securities Fund, L.P., which holds 1,081,973 shares of FlashNet's Common Stock. Mr, Kleinheinz holds the sole power to vote and dispose of all these shares as director and primary officer of the general partner of Global Undervalued Securities Fund, L.P. He disclaims beneficial ownership of the 1,081,973 shares of FlashNet's Common Stock owned by Global Undervalued Securities Fund, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as the general partner of Global Undervalued Securities Fund, L.P.

         Together, Mr. Kleinheinz's shares, Kleinheinz Capital Partners LDC's shares, and Global Undervalued Securities Fund, L.P.'s shares of FlashNet Common Stock represent 13.4% of the total issued and outstanding shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in the second paragraph of this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the person named in Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

         On November 5, 1999, all of the executive officers and directors of FlashNet and their affiliates who own FlashNet common stock, including Mr. Kleinheinz,



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         Kleinheinz Capital Partners, Inc., and Global Undervalued Securities
         Fund, L.P., each entered into a separate stockholder agreement with Prodigy Communications Corporation relating to a proposed merger of a Prodigy subsidiary into FlashNet, with FlashNet continuing as the survivor and as a wholly-owned subsidiary of Prodigy. In each stockholder agreement, the FlashNet shareholders agreed to vote all of the FlashNet shares of common stock over which it exercises voting control in favor of the merger and against any competing proposal.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed as an exhibit:

         1. Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy Communication Corporation and John B. Kleinheinz.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: December 23, 1999
                                            ------------------------

                                           /s/ John B. Kleinheinz
                                       -----------------------------
                                             John B. Kleinheinz



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